Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements No. 333-146540 on Form F-3 ASR and No. 333-139204 on Form F-3 of our reports dated March 27, 2009, relating to the financial statements and financial statement schedule of DryShips Inc. and subsidiaries (the “Company”), (which report expresses an unqualified opinion and includes explanatory paragraphs regarding substantial doubt about the Company’s ability to continue as a going concern and the Company’s change in accounting for dry-docking costs during 2008), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2008.

/s/ Deloitte

Deloitte.

Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 27, 2009